Registration No. 333 -

As filed with the Securities and Exchange Commission on May 24, 2018

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

China Lodging Group, Limited

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

The Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 604-1666

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Shuang Zhao Cleary Gottlieb Steen & Hamilton LLP c/o 37th Floor, Hysan Place 500 Hennessy Road, Causeway Bay, Hong Kong	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☒	immediately upon filing.

	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADS(s)”), each ADS representing (1) ordinary share, par value US$0.0001 per share, of China Lodging Group, Limited.	200,000,000 ADSs	US$5.00	US$10,000,000.00	US$1,245.00

*	Each unit represents 100 ADSs.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

This Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (10).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (13).

China Lodging Group, Limited is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)	Form of ADR. — Filed herewith as Exhibit (a)(i).

(a)(ii)	Letter Agreement (Ratio Change), dated as of April 20, 2018, by and between China Lodging Group, Limited (the “Company”) and Citibank, N.A., as depositary (the “Depositary”). — Filed herewith as Exhibit (a)(ii).

(a)(iii)	Deposit Agreement, dated as of March 25, 2010, by and among the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. — Filed herewith as Exhibit (a)(iii).

(b)(i)	Note Conversion Letter Agreement, dated November 3, 2017, by and between the Company and the Depositary. — Filed herewith as Exhibit (b)(i).

(b)(ii)	Registered ADS Borrow Facility Letter Agreement, dated October 31, 2017, by and between the Company and the Depositary. — Filed herewith as Exhibit (b)(ii).

(b)(iii)	Restricted ADS Letter Agreement, dated as of August 23, 2010, by and between the Company and the Depositary. — Filed herewith as Exhibit (b)(iii).

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Deposit Agreement, dated as of March 25, 2010 and as amended and supplemented, by and among China Lodging Group, Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 24th day of May, 2018.

Legal entity to be created by the Deposit Agreement (as amended and supplemented) under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one (1) ordinary share, par value US$0.0001 per share, of China Lodging Group, Limited.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Mark Gherzo
Name: Mark Gherzo Title: Vice President and Attorney- in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, China Lodging Group, Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Shanghai, People’s Republic of China on May 24, 2018.

China Lodging Group, Limited

By:	/s/ Min (Jenny) Zhang
Name: Min (Jenny) Zhang Title: Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Min (Jenny) Zhang and Teo Nee Chuan to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 24, 2018.

Signature	Title

/s/ Qi Ji	Executive Chairman of the Board of Directors
Name: Qi Ji

/s/ Min (Jenny) Zhang	Chief Executive Officer
Name: Min (Jenny) Zhang	(principal executive officer)

/s/ Teo Nee Chuan	Chief Financial Officer
Name: Teo Nee Chuan	(principal financial and accounting officer)

/s/ Sebastien Bazin	Director
Name: Sebastien Bazin

/s/ Shangzhi Zhang	Director
Name: Shangzhi Zhang

/s/ Xiaofan Wang	Director
Name: Xiaofan Wang

Signature	Title

/s/ John Jiong Wu	Independent Director
Name: John Jiong Wu

/s/ Tongtong Zhao	Independent Director
Name: Tongtong Zhao

/s/ Jian Shang	Independent Director
Name: Jian Shang

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of China Lodging Group, Limited, has signed this registration statement in Newark, Delaware, on May 24, 2018.

Authorized Representative

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of ADR

(a)(ii)	Letter Agreement (Ratio Change)

(a)(iii)	Deposit Agreement

(b)(i)	Note Conversion Letter Agreement

(b)(ii)	Registered ADS Borrow Facility Letter Agreement

(b)(iii)	Restricted ADS Letter Agreement

(d)	Opinion of Counsel to the Depositary

(e)	Certificate under Rule 466